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                          May 18, 2020

       Nicholas K. Akins
       Chairman and Chief Executive Officer
       SOUTHWESTERN ELECTRIC POWER CO
       1 Riverside Plaza
       Columbus, Ohio 43215

                                                        Re: SOUTHWESTERN
ELECTRIC POWER CO
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2020
                                                            File No. 333-238159

       Dear Mr. Akins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation